Exhibit 99

November 6, 2003

FOR IMMEDIATE RELEASE

Lawrence F. Spencer, Director of Investor Relations
Phone:  (208) 388-2664
lspencer@idacorpinc.com

IDACORP Reports Third Quarter Results

Increases 2003 Annual Earnings Guidance at IDACORP due to sale of IDACORP Energy Trading Contracts
Reaffirms Idaho Power Company 2003 Earnings Guidance
Provides 2004 Annual Earnings Guidance

BOISE - IDACORP, Inc. (NYSE:IDA) today reported net income of $46.8 million or $1.22 per share for the third quarter.

For the year-to-date, IDACORP reported net income of $42.8 million or $1.12 per share.  Last year's earnings were 98 cents per share for the third quarter and $1.72 per share for the first nine months of the year.

"Quarterly results benefited from the recognition of intra-period tax benefits, the sale of the book of wholesale electricity contracts at IDACORP Energy, and a contract settlement at IdaTech," said IDACORP President and Chief Executive Officer, Jan B. Packwood.  "However, Idaho Power Company continues to face weather-related challenges, where operating results continue to be negatively impacted by our fourth consecutive year of below-normal water conditions."

"The Board of Directors' September decision to reduce the dividend level and our October filing for authority to raise rates in Idaho are intended to ensure the availability of adequate capital to fund ongoing investments in critical infrastructure.

"As a result of earnings from the sale of our book at IDACORP Energy, we are revising our 2003 earnings guidance at IDACORP upward to the range of $1.15 to $1.30.  At Idaho Power Company, we reaffirm our guidance at $1.20 to $1.40 per share."

Guidance for 2004 is somewhat more problematic.  Consolidated earnings will be heavily dependent on the performance at Idaho Power Company (IPC).  The utility results will be dependent on various factors including weather, water, the outcome of regulatory proceedings and capital expenditures.  Given the uncertainty and potential variations in those factors, the earnings guidance for 2004 is purposely broad.  Assuming regulatory treatment consistent with the current application, and the return of normal precipitation and weather, consolidated earnings will be in the range of $1.60 to $2.20.  As the water year progresses and the regulatory proceedings unfold, this guidance will be updated.

Business Operations

IDAHO POWER COMPANY

IPC contributed 40 cents per share to the third quarter results and $1.06 per share year-to-date.  Those results continue to reflect the impact of low water, higher regional wholesale electricity prices, and increases in pension, depreciation and thermal plant maintenance expenses.  Last year IPC's earnings were $1.02 per share in the third quarter and $1.93 per share for the first nine months of the year. The quarter and year-to-date September 30, 2002 results included IPC's tax accounting method change for capitalizing overhead costs, a benefit of 96 cents per share, along with the expensing of $12 million (19 cents per share) in irrigation lost revenues.

For the third quarter, cooling degree-days were 33 percent greater than last year resulting in a 6.3 percent increase in general business energy sales, even though overall general business revenues declined.

General business revenues declined $28.2 million in the third quarter compared to a year ago due to the effects of a price decrease in May.  That Power Cost Adjustment decrease resulted in an approximate 18 percent reduction to IPC's overall retail rates in Idaho.

Revenue from off-system sales were $5.6 million higher due to increased volumes and higher wholesale electricity prices.

Purchased power costs increased significantly during the third quarter driven by both price and volume changes.  Regional power costs per megawatt-hour increased by nearly 47 percent compared to the third quarter 2002 due to reduced surplus energy availability in the region.  Purchased volumes also increased by more than 50 percent due to increased energy sales and reduced generation at the company's thermal facilities this year.

Though the third quarter other operations and maintenance expenses were nearly the same as last year's third quarter, these expenses have increased $9 million for the nine months ended September 30, 2003 primarily due to increases in pension expense of $5 million and thermal plant expense increases of $3 million.

On October 16, IPC filed a general rate case with the Idaho Public Utilities Commission (IPUC) requesting approximately $86 million annually in additional revenue, an overall average 17.7 percent increase to base rates.  IPC further asked that $20 million of that amount be granted immediately in the form of interim rate relief to begin recovery of several areas of increased costs.  Those revenue requirements relate to increases in operations and maintenance expenses, the cost of new sources of power, increased capital costs for the protection, mitigation and enhancement requirements of new licenses at some of the hydroelectric projects, and the continued expansion of the transmission and distribution network.  IPC cannot predict what rate relief, if any, the IPUC will grant.  The last general rate case was filed in 1994.

IDACORP ENERGY

IDACORP Energy (IE) entered into a definitive agreement with Sempra Energy Trading Corp. on August 14 to sell IE's forward book of electricity trading contracts.  On September 26, IE received Federal Energy Regulatory Commission's approval to transfer these contracts, which finalized the sale.

IE recorded earnings of 19 cents per share for the quarter and a year-to-date net loss of 19 cents per share resulting from wind down expenses.  The quarterly results include earnings from the sale of the forward contracts of 26 cents per share.  General and administrative expenses associated with continued performance of existing contracts along with legal expenses related to regulatory and legal disputes, and settlement costs of reaching resolution in legal disputes are the primary causes of the year-to-date losses.

OTHER SUBSIDIARIES

IDACORP Financial Services contributed seven cents per share to third quarter earnings and 20 cents per share year-to-date.  Ida-West Energy earned one cent per share for the third quarter and two cents per share for the first nine months.  IDACOMM reported a breakeven performance during the quarter and a three cent per share loss year-to-date.  IdaTech contributed four cents per share for the quarter and has lost one cent per share so far this year.  IdaTech's results include a $4 million gain from the settlement of a contract regarding the design, production and delivery of fuel cell systems.  The balance of the earnings per share is attributable to the holding company the majority of which represents the effects of the intra-period tax benefits.

INCOME TAXES

Accounting principles generally accepted in the United States of America require companies to apply the estimated annual effective tax rate in computing the provision for income taxes for interim reporting periods.  For 2003, IDACORP has projected annual pre-tax book income but has also projected an annual income tax benefit (a negative effective tax rate).  The income tax benefit results primarily from the realization of low-income housing credits.  Because IDACORP had pre-tax losses in the first two quarters, it did not apply the negative estimated annual effective tax rate to these pre-tax loss periods.  IDACORP recognized tax benefits in the third quarter based on its forecasted annual pre-tax income.  The quarterly results include approximately 33 cents per share related to the impact of these benefits.

Conference Call

The company will hold an analyst conference call today at 2:30 p.m. Mountain (4:30 p.m. Eastern).  All parties interested in listening may do so through a live Web cast.  Details of the conference call logistics are posted on the company's website (http://www.idacorpinc.com).  A replay of the conference call will be available on the company's website for a period of 12 months.

Background Information

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; Ida-West Energy, a manager and developer of independent power projects; IDACORP Financial, an investment vehicle that makes investments primarily in low-income housing projects; IdaTech, a developer of fully integrated fuel cell systems; IDACOMM, a telecommunications subsidiary providing high-speed Internet access technologies; Velocitus, a commercial and residential Internet service provider; and IDACORP Energy, a marketer of energy and energy-related products and services that is winding down its operations.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are "forward-looking statements" within the meaning of federal securities laws.  Although IDACORP and IPC believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Important factors that could cause actual results to differ materially from the forward-looking statements include: changes in governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission, the Idaho Public Utilities Commission and the Oregon Public Utility Commission, with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, relicensing of hydroelectric projects, recovery of purchased power, recovery of other capital investments, and present or prospective wholesale and retail competition (including but not limited to retail wheeling and transmission costs) and other refund proceedings; litigation resulting from the energy situation in the western United States; economic, geographic and political factors and risks; changes in and compliance with environmental and safety laws and policies; weather variations affecting customer energy usage; operating performance of plants and other facilities; system conditions and operating costs; population growth rates and demographic patterns;  pricing and transportation of commodities; market demand and prices for energy, including structural market changes; changes in capacity and fuel availability and prices; changes in tax rates or policies, interest rates or rates of inflation; changes in actuarial assumptions; adoption of or changes in critical accounting policies or estimates; exposure to operational, market and credit risk; changes in operating expenses and capital expenditures; capital market conditions; rating actions by Moody's, Standard & Poor's, and Fitch; competition for new energy development opportunities; results of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general economic conditions; natural disasters, acts of war or terrorism; increasing health care costs and the resulting effect on health insurance premiums paid for employees and on the obligation to provide post retirement health care benefits; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; legal and administrative proceedings (whether civil or criminal) and settlements that influence business and profitability; and new accounting or Securities and Exchange Commission requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies' Form 10-K for the year 2002, the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, and June 30, 2003, and other reports on file with the Securities and Exchange Commission.

IDACORP, Inc.

Consolidated Statements of Income
For Periods Ended September 30, 2003 and 2002
(Unaudited)
Summary Financial Information
(Thousands of Dollars, except per share data)

	Three Months Ended		Year-To-Date
	9/30/03	9/30/02	9/30/03	9/30/02
Operating Revenues:
Electric utility:
General business	$188,247	$216,452	$529,922	$590,136
Off system sales	16,442	10,859	54,889	41,994
Other revenues	10,172	10,217	31,100	30,079
Total electric utility revenues	214,861	237,528	615,911	662,209
Energy marketing	17,193	18,917	19,733	36,848
Other	7,174	3,131	15,788	9,944
Total Operating Revenues	239,228	259,576	651,432	709,001

Operating Expenses:
Electric Utility:
Purchased power	77,280	50,240	122,904	111,614
Fuel expense	25,606	26,529	75,052	76,165
Power cost adjustment	(9,787)	57,153	67,443	133,378
Other operations & maintenance	54,276	53,139	164,398	155,750
Depreciation	24,439	23,577	72,853	69,932
Taxes other than income taxes	5,164	5,069	15,572	15,415
Total electric utility operations	176,978	215,707	518,222	562,254

Energy marketing:
Cost of revenues	(1,733)	12,335	1,972	36,802
Selling, general & administrative	8,070	5,887	21,254	16,470
Net (gain) loss on legal disputes	-	-	10,938	(2,775)
Other	7,939	9,027	25,637	24,630
Total Operating Expenses	191,254	242,956	578,023	637,381

Operating Income:
Electric utility	37,883	21,821	97,689	99,955
Energy marketing	10,856	695	(14,431)	(13,649)
Other	(765)	(5,896)	(9,849)	(14,686)
Total Operating Income	47,974	16,620	73,409	71,620

Other Income (Expense)
	2,131	(1,373)	6,132	6,348

Interest Expense and Other:
Interest on long-term debt	14,571	13,089	44,213	40,170
Other interest	407	2,858	2,418	8,065
Preferred dividends -Idaho Power Co	847	919	2,581	3,579
Total Interest Expense and Other	15,825	16,866	49,212	51,814

Income (Loss) Before Income Taxes	34,280	(1,619)	30,329	26,154

Income Taxes	(12,495)	(38,527)	(12,495)	(38,527)

Net Income	$46,775	$36,908	$42,824	$64,681

Average Common Shares
Outstanding (000's)	38,200	37,771	38,179	37,665

Earnings per Share
(Basic and Diluted)	$1.22	0.98	1.12	$1.72

IDACORP, Inc.
Consolidated Statements of Cash Flows
For Nine Months Ended September 30, 2003 and 2002
(Unaudited)
Summary Financial Information
(Thousands of Dollars)

	Nine Months Ended
	9/30/03	9/30/02
Operating Activities
Net Income	$42,824	$64,681
Adjustments to reconcile net income to net cash provided by
operating activities:
Net non-cash loss on legal disputes	10,938	-
Allowance for uncollectible accounts	(254)	17
Unrealized losses from energy marketing activities	42,517	37,325
Depreciation and amortization	97,802	91,193
Deferred taxes and investment tax credits	(71,466)	(91,729)
Accrued PCA costs	65,446	128,215
Change in:
Receivables and prepayments	71,248	42,914
Accounts payable and other accrued liabilities	(71,355)	(148,962)
Taxes receivable/accrued	49,453	79,958
Other	20,030	39,187
Net cash provided by operating activities	257,183	242,799

Investing Activities	(101,346)	(136,205)

Financing Activities
Proceeds from issuance of long-term debt	205,492	-
Retirement of long-term debt	(171,769)	(61,979)
Increase (decrease) in short-term borrowings	(151,175)	53,241
Dividends on common stock	(53,260)	(52,545)
Other	(1,667)	(42,332)
Net cash used in financing activities	(172,379)	(103,615)

Net increase (decrease) in cash and cash equivalents	(16,542)	2,979

Cash and cash equivalents beginning of period	42,736	66,688

Cash and cash equivalents end of period	$26,194	$69,667

IDACORP, Inc.
Consolidated Balance Sheets
As of September 30, 2003 and December 31, 2002
(Unaudited)
Summary Financial Information
(Thousands of Dollars)

	9/30/03	12/31/02

Assets
Cash and cash equivalents	$26,194	$42,736
Receivables net of allowance	93,505	153,062
Energy marketing assets	1,775	85,138
Other current assets	91,007	117,488
Total current assets	212,481	398,424

Investments	203,755	206,348
Property, plant and equipment-net	1,924,371	1,906,498

Energy marketing assets - long-term	17,275	64,733
Regulatory assets	424,961	482,159
Other assets	165,324	191,332
Total other assets	607,560	738,224

Total Assets	$2,948,167	$3,249,494

Liabilities And Shareholders' Equity
Current maturities of long-term debt	$70,183	$89,592
Notes payable	25,044	176,200
Accounts payable	54,305	130,930
Energy marketing liabilities	4,861	59,917
Other current liabilities	150,577	116,526
Total current liabilities	304,970	573,165

Deferred income taxes	538,976	595,820
Energy marketing liabilities - long-term	17,275	51,761
Regulatory liabilities	114,126	114,247
Other liabilities	98,891	87,605
Total other liabilities	769,268	849,433

Long-term debt	951,956	898,676
Preferred stock of Idaho Power Co.	52,484	53,393
Shareholders' equity	869,489	874,827

Total Liabilities & Shareholders' Equity	$2,948,167	$3,249,494

Idaho Power Company Supplemental Operating Statistics

	Three Months Ended		Year-To-Date
	9/30/03	9/30/02	9/30/03	9/30/02
Energy Use - MWh

Residential	1,113,449	965,502	3,249,729	3,209,036
Commercial	968,315	878,233	2,631,967	2,592,234
Industrial	848,506	847,637	2,376,659	2,411,696
Irrigation	1,043,467	1,047,491	1,720,173	1,716,661
Total General Business	3,973,737	3,738,863	9,978,528	9,929,627
Off-System Sales	410,839	387,594	1,392,614	1,640,578
Total	4,384,576	4,126,457	11,371,142	11,570,205

Revenue ($000's)

Residential	$63,903	$68,098	$208,142	$223,200
Commercial	43,099	50,030	133,958	146,479
Industrial	28,841	45,888	100,761	132,537
Irrigation	52,404	52,436	87,061	87,920
Total General Business	188,247	216,452	529,922	590,136
Off-System Sales	16,442	10,859	54,889	41,994
Total	$204,689	$227,311	584,811	632,130

Customers - Period End

Residential	351,599	341,784
Commercial	54,479	53,274
Industrial	114	116
Irrigation	16,997	16,739
Total	423,189	411,913

IDACORP Energy Unconsolidated Operating Statistics $(000)'s
(Unaudited)

	Three Months Ended		Year-To-Date
	9/30/03	9/30/02	9/30/03	9/30/02

Value at Risk:
End of period 95% confidence level	-	550	-	550
End of period 99% confidence level	-	778	-	778
Avg. over Period (95% confidence)	150	687	150	687

Settled Volume:
Electricity (MWh's)	2,895,808	7,807,395	11,052,039	34,327,433
Natural Gas (MMbtu's)	-	7,941,126	2,255,881	31,821,727